UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Shoe Carnival, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

824889109

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on the following pages)

CUSIP No. 824889109		13G

1	Names of Reporting Persons Leigh Anne Weaver

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,000,100 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,000,100 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,100 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11	Percent of Class Represented by Amount in Row (9) 7.1% (1) (2)

12	Type of Reporting Person (See Instructions) IN

(1)         Represents shares held by the J. Wayne Weaver 2018 Grantor Retained Annuity Trust for Leigh Anne Weaver (the “2018 GRAT”) after the distribution of 345,596 shares from the 2018 GRAT to J. Wayne Weaver as an annuity payment on May 20, 2019, in accordance with the terms of the 2018 GRAT, and shares held by the J. Wayne Weaver 2019 Grantor Retained Annuity Trust for Leigh Anne Weaver (the “2019 GRAT”).  Leigh Anne Weaver is the sole trustee of each of the 2018 GRAT and the 2019 GRAT and, as sole trustee, has sole voting and dispositive power with respect to the shares held by the 2018 GRAT and the 2019 GRAT.

(2)         Based on 14,193,253 outstanding shares of the Issuer’s common stock as of November 27, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended November 2, 2019, filed with the Securities and Exchange Commission on December 5, 2019.

CUSIP No. 824889109		13G

1	Names of Reporting Persons J. Wayne Weaver 2018 Grantor Retained Annuity Trust for Leigh Anne Weaver

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 654,404 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 654,404 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 654,404 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11	Percent of Class Represented by Amount in Row (9) 4.6% (1) (2)

12	Type of Reporting Person (See Instructions) OO

(1)         Represents shares held by the 2018 GRAT after the distribution of 345,596 shares from the 2018 GRAT to J. Wayne Weaver as an annuity payment on May 20, 2019, in accordance with the terms of the 2018 GRAT.  Leigh Anne Weaver, as the sole trustee of the 2018 GRAT, has sole voting and dispositive power over these shares.

(2)         Based on 14,193,253 outstanding shares of the Issuer’s common stock as of November 27, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended November 2, 2019, filed with the Securities and Exchange Commission on December 5, 2019.

CUSIP No. 824889109		13G

1	Names of Reporting Persons J. Wayne Weaver 2019 Grantor Retained Annuity Trust for Leigh Anne Weaver

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 345,696 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 345,696 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 345,696 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11	Percent of Class Represented by Amount in Row (9) 2.4% (1) (2)

12	Type of Reporting Person (See Instructions) OO

(1)         Represents shares held by the 2019 GRAT.  Leigh Anne Weaver, as the sole trustee of the 2019 GRAT, has sole voting and dispositive power over these shares.

(2)         Based on 14,193,253 outstanding shares of the Issuer’s common stock as of November 27, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended November 2, 2019, filed with the Securities and Exchange Commission on December 5, 2019.

Item 1.
(a)	Name of Issuer Shoe Carnival, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices 7500 East Columbia Street Evansville, Indiana 47715

Item 2.
(a)

Name of Person Filing

(i)                       Leigh Anne Weaver

(ii)                    J. Wayne Weaver 2018 Grantor Retained Annuity Trust for Leigh Anne Weaver (the “2018 GRAT”)

(iii)                 J. Wayne Weaver 2019 Grantor Retained Annuity Trust for Leigh Anne Weaver (the “2019 GRAT”)

Ms. Weaver serves as the sole trustee of each of the 2018 GRAT and the 2019 GRAT.

(b)

Address of Principal Business Office or, if none, Residence

(i)             Leigh Anne Weaver
10 Sheffield West
Winchester, MA 01890

(ii)         2018 GRAT
c/o DAR Group Investments
501 Riverside Avenue
Suite 900
Jacksonville, FL 32202

(iii)      2019 GRAT
c/o DAR Group Investments
501 Riverside Avenue
Suite 900
Jacksonville, FL 32202

(c)

Citizenship

(i)                       Leigh Anne Weaver:          United States

(ii)                    The 2018 GRAT is a trust formed under the laws of the State of Florida

(iii)                 The 2019 GRAT is a trust formed under the laws of the State of Florida

(d)	Title of Class of Securities Common Stock, par value $0.01 per share (“Common Stock”)
(e)	CUSIP Number 824889109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

	(a)	Amount beneficially owned (i) Leigh Anne Weaver: (ii) 2018 GRAT: (iii) 2019 GRAT:	1,000,100 shares* 654,404 shares** 345,696 shares***

* Includes 654,404 shares held by the 2018 GRAT and 345,696 shares held by the 2019 GRAT.  Ms. Weaver is the sole trustee of each of the 2018 GRAT and the 2019 GRAT and, as sole trustee, has sole voting and dispositive power with respect to the shares held by the 2018 GRAT and the 2019 GRAT.

** Ms. Weaver is the sole trustee of the 2018 GRAT.

*** Ms. Weaver is the sole trustee of the 2019 GRAT.

	(b)	Percent of class (i) Leigh Anne Weaver: (ii) 2018 GRAT: (iii) 2019 GRAT:	7.1% 4.6% 2.4%

The percentage of shares beneficially owned is based on 14,193,253 outstanding shares of the Issuer’s common stock as of November 27, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended November 2, 2019, filed with the Securities and Exchange Commission on December 5, 2019.

	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote

		(i) Leigh Anne Weaver: (ii) 2018 GRAT: (iii) 2019 GRAT:	1,000,100 654,404 345,696
	(ii)	Shared power to vote or to direct the vote
		(i) Leigh Anne Weaver: (ii) 2018 GRAT: (iii) 2019 GRAT:	0 0 0
	(iii)	Sole power to dispose or to direct the disposition of
		(i) Leigh Anne Weaver: (ii) 2018 GRAT: (iii) 2019 GRAT:	1,000,100 654,404 345,696
	(iv)	Shared power to dispose or to direct the disposition of
		(i) Leigh Anne Weaver: (ii) 2018 GRAT: (iii) 2019 GRAT:	0 0 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

654,404 of the shares reported are held by the 2018 GRAT established by J. Wayne Weaver, Leigh Anne Weaver’s father, over which shares Leigh Anne Weaver, as the sole trustee of the 2018 GRAT, has sole voting and dispositive power.  Under the terms of the 2018 GRAT, J. Wayne Weaver receives annuity payments from the 2018 GRAT during its two-year term, and any amounts remaining after such annuity payments to J. Wayne Weaver are distributable to or for the benefit of Leigh Anne Weaver and her descendants.

345,696 of the shares reported are held by the 2019 GRAT established by J. Wayne Weaver, over which shares Leigh Anne Weaver, as the sole trustee of the 2019 GRAT, has sole voting and dispositive power.  Under the terms of the 2019 GRAT, J. Wayne Weaver receives annuity payments from the 2019 GRAT during its two-year term, and any amounts remaining after such annuity payments to J. Wayne Weaver are distributable to or for the benefit of Leigh Anne Weaver and her descendants.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

By:	/s/ Leigh Anne Weaver
Leigh Anne Weaver

J. WAYNE WEAVER 2018 GRANTOR RETAINED ANNUITY TRUST FOR LEIGH ANNE WEAVER

By:	/s/ Leigh Anne Weaver
Leigh Anne Weaver, Trustee

J. WAYNE WEAVER 2019 GRANTOR RETAINED ANNUITY TRUST FOR LEIGH ANNE WEAVER

By:	/s/ Leigh Anne Weaver
Leigh Anne Weaver, Trustee

EXHIBIT INDEX

Exhibit Number	Exhibit
99.1

Joint Filing Agreement dated February 14, 2020 by and between Leigh Anne Weaver, the J. Wayne Weaver 2018 Grantor Retained Annuity Trust for Leigh Anne Weaver and the J. Wayne Weaver 2019 Grantor Retained Annuity Trust for Leigh Anne Weaver